Exhibit 99.1

Cresco Labs and Columbia Care Provide Update on Transaction

CHICAGO – June 30, 2023 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or “the Company), and Columbia Care (NEO:CCHW) (CSE:CCHW) (OTCQX:CCHWF) (“Columbia Care”), today announced that they will not be able to complete the divestitures necessary to secure all necessary regulatory approvals to close the pending transaction by the outside date of June 30, 2023 that is specified in the arrangement agreement dated March 23, 2022 and amended on February 27, 2023.    At this stage, Cresco and Columbia Care are working amicably with respect to the next steps in relation to the transaction and will provide further updates in the near future.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s and Columbia Care’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s and Columbia Care’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 23, 2023, in Columbia Care’s Form 10-K for the year ended December 31, 2022, filed on March 29, 2023, and other documents filed by the Company and Columbia Care with Canadian and U.S. securities regulatory authorities, as applicable; and other factors, many of which are beyond the control of the Company and Columbia Care. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ or Columbia Care shares, nor as to the Company’s or Columbia Care’s financial performance in future financial periods. The Company and Columbia Care do not intend to update any of these factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company or Columbia Care after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

About Columbia Care

Columbia Care is one of the largest and most experienced cultivators, manufacturers and retailers of cannabis products and related services, with licenses in 16 U.S. jurisdictions. Columbia Care operates 126 facilities including 94 dispensaries and 32 cultivation and manufacturing facilities, including those under development. Columbia Care is one of the original multi-state providers of medical cannabis in the U.S. and now delivers industry-leading products and services to both the medical and adult-use markets. In 2021, the company launched Cannabist, its new retail brand, creating a national dispensary network that leverages proprietary technology platforms. The company offers products spanning flower, edibles, oils and tablets, and manufactures popular brands including Seed & Strain, Triple Seven, Hedy, gLeaf, Classix, Press, and Amber. For more information on Columbia Care, please visit www.columbia.care.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Cresco Labs

Facebook: Cresco Labs

Instagram: Cresco Labs

Twitter: Cresco Labs

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Megan Kulick, Cresco Labs

Senior Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Columbia Care

Media:

Lindsay Wilson

VP, Communications

+1.978.662.2038

media@col-care.com

Investors:

Lee Ann Evans

SVP, Capital Markets

ir@col-care.com